Brian Recor, Esq. Admitted in Florida, California & Paris RECOR RIEBER, P.A. 848 Brickell Avenue, Suite 1220 Miami, Florida 33131 (USA) Brian@RecorRieber.com +1 305 988 8002

VIA EDGAR ONLY

December 29, 2016

Christian Windsor, Special Counsel

Office of Financial Services

Mail Stop 4720

Securities & Exchange Commission

Washington, DC 20549

Re: Our MicroLending, LLC Offering Statement on Form 1-A Filed August 12, 2016 File No. 024-10595

Dear Mr. Windsor:

This is in response to your September 7, 2016 letter regarding OUR MicroLending’s proposed offering statement. Thank you for the detailed comments, which we have replicated below in italics, along with answers to your questions or explanations. We are submitted a new offering statement today through the EDGAR system, and we respectfully ask that the SEC qualify the amended offering.

Form 1-A: Part I – Item I. Issuer Information

1. It appears that you have sold a number of investment certificates or debt securities under your prior 1-A offering. Please revise this section to disclose the number of securities outstanding. We note that your 1-Z indicates that you have sold $429,000 in securities.

Revised accordingly to show investment certificates in the category “debt securities.” We have also updated the financial information in Item I to reflect the most recent period of January 1, 2016 through September 30, 2016.

Risk Factors, page 3

2. Revise this section to add a risk factor to discuss your ability to make principal payments on your existing investment certificates and other term debt over the next 12 month period. Please discuss the total amount of investment certificates that will mature over that period and your cash resources available to make payments if those certificate holders choose not to roll-over those accounts.

Revised accordingly in the new circular: We must make principal payments on our existing investment certificates and other term debt over the next 12 month period. Over the next 12 months, $430,016.51 in existing investment Certificates will mature. As of September 30, 2016, we have Cash and Cash Equivalents of $503,189 and Certificates of Deposits of $3,825,000 that would permit us to make payments if those certificate holders decide not to roll-over their accounts.

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Business

Management Experience, page 11

3. To the extent that you continue to believe that the performance of the Venezuelan micro lending operation is necessary for investors to understand the experience of your officers and equity founders, please update the discussion of the performance of these operations beyond 2006 to the extent known. Alternatively, please balance this presentation by discussing the differences between the performance of this business and the performance of Our MicroLending since its inception, and particularly over the most recent period.

Revised accordingly. The performance of the Venezuelan operations is not necessary in this new offering circular. In this new offering, we emphasize that after more than nine years of dealing with the South Florida microcredit market, we have been able to make the necessary marketing, legal, collection and operations adjustments in our microcredit methodology to overcome the challenges that where present in the market and have a loan portfolio that performs better every year since 2011.

Profitability, pages 17-18

4.	You disclose that you were notified that the CDFI Fund had granted you an award of $650,000 award on September 10, 2015 and that you received the $650,000 award on March 23, 2016. We also note your disclosure appearing in “Note 15 – Other Income” about your recording this payment and disbursement in your unaudited financial statements dated as of March 31, 2016. Please revise your disclosure to more expansively describe these awards, their regularity, and clarify their importance to your operations. Please refer to Item 7(a)(2) of Form 1-A for guidance. If these awards were made pursuant to an agreement between your company and the relevant authority, please file the agreement. Please refer to Item 17(6) of Form 1-A for guidance. In addition, confirm whether you have entered into an agreement pursuant to the $200,000 CDBG Block Award of Miami-Dade County. Finally, for all award grants received, please explain whether the award has any contingencies attached to it and the terms by which you agreed to use the award to fund loans. Also, please discuss whether there are any restrictions on the use of any of the cash flows received on the loans made under these block grants.

We have attached the relevant CDFI and CDBG agreements to the new circular. We have also revised the circular to add this language:

For the CDFI grants, awarded funds must be used to make loans. Both 2013 and 2015 awards were disbursed within three months of receiving the grant communications, even though the agreements allowed disbursement within three years. In both cases we reported the disbursements and thereafter had no further obligation. As of the date of this circular, we have not received any feedback or complaint from the CDFI Fund regarding our compliance with the agreement. Based on conversations with the officer of the CDFI Fund, we believe that we are in full compliance.

For each CDBG Block Award, after being informed of the award, we must provide information to Miami-Dade County in order to receive funds. For the 2015 award, we submitted required information and expect to receive the funds shortly. After Miami-Dade County disburses the award, there are no further requirements. We are unaware of any contingencies related with the CDBG Block Award. For the 2016 award, we have collected nearly all required information and expect to provide it to Miami-Dade County in January 2017 (although it is due only within the first quarter of 2017).

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5.	Revise this section to discuss the financial impact of your management activities under the State of Florida Microfinance Act. How is Our Microfinance compensated for these activities? Are any cash flows from these activities restricted in such a way that they could not be used to pay interest on the investment certificates?

We have revised the circular to add this language: The Florida Microfinance Act establishes the conditions of the microcredits we can disburse using funds from the State of Florida’s Microfinance Loan Program. All interest and fees charged on these loans are considered revenue to us, and they can be used for any purpose, including interest or principal payments for the Investment Certificates. Under our agreement with the State of Florida, we must pay back the loan between December 30, 2017 and June 30, 2018, unless the agreement is renewed. Our management activities therefore are focused on making high quality loans with that money. As of this date, we have no past due loans made under the Microfinance Loan Program.

Description of the Certificates, page 19

6. Revise this section to clarify whether it would be considered an event of default for all certificates if you fail to make payments on any single certificate within 5 days of the payment due date.

Revised accordingly.

Management Relationships, Transactions and Remuneration, page 24

7. You disclose that Mr. Santandreu, a corporate entity he controls, and various members of his family have made a series of loans to you totaling $997,100 and $429,242. Further, you disclose that of the former sum, $0 remains outstanding, and that of the latter sum, $51,295 remains outstanding and that the loan would renew automatically at maturity. Please tell us whether any of the loans that remain outstanding were made pursuant to specific loan agreements, and, if so, summarize their terms, identify the parties, and file them as exhibits to this offering. Please refer to Item 13(a) and Item 17(6) of Form 1-A for guidance.

Revised accordingly.

Item 9 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

8. Please revise your offering circular to include the disclosure required by Item 9 of Form 1-A. In doing so, please make sure to add disclosure addressing the net negative cash flow that you have incurred for fiscal year 2015 and the first quarter of 2016. The revised section should also address your current and anticipated liquidity and capital resources under Item 9(b) of Form 1-A. Please refer to General Instruction III of Form 1-A and Item 9 of Part II of Form 1-A for guidance.

We have incorporated this management discussion required by Item 9 into the Description of Business section, specifically “Profitability”. We have also submitted updated financial statements for the period of January 1 to September 30, 2016 with this circular. To address the specific questions regarding the net negative cash flow, we have added this language under Profitability:

In the 2014 and 2015 Audited Consolidated Statements of Cash Flows, we had $995,701 and $18,323 of Net Increase in Cash and Cash Equivalents for those periods, respectively. As of September 30, 2016, the $527,115 net decrease in Cash and Cash Equivalents was mostly due to use in operating activities, specifically Loan Receivables of $1,265,501 to fund new loans. Despite this decrease, we still had Cash and Cash Equivalents of $503,189.

Form 1-A: Part F/S Financial Statements

Consolidated Statement of Cash Flows, page 6

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9.	Please revise the consolidated statement of cash flows to present cash and cash equivalents consistent with the amount presented in the Consolidated Balance Sheet at December 31, 2015. Please also tell us why you consider certificates of deposit with original maturities greater than 90 days to be cash equivalents.

The amounts are consistent in the revised 2014-2015 Audited Financial Statements. Please see Note 4 to the revised Financial Statements.

10.	Please tell us why you have classified deferred income and accrued interest expense as cash flows from financing activities as opposed to cash flows from operating activities.

We consider these to be cash flows from financing activities because we use the proceeds of these money in order to finance our lending operation.

Note 2 – Summary Of Significant Accounting Policies

Loans Receivable, page 8

11. You disclose that the company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date while you state on page 13 of your Offering Circular under the title “Our Loan Products – Interest Payments and Rates” that late fees are equal to 10% of the borrower’s monthly payment. Please revise or advise.

We have revised the circular to reflect that late fees are between 5% and 10%.

Allowances for Loan Losses and Accrued Interest Receivable, page 8

12. You disclose that the general component covers non-classified loans and is based on historical loss experience adjusted for current factors. However, on page 15 under the title “Defaults; Collection Activities” you state that each month you take a reserve equal to 5% of the principal amount of loans that you make during such month. In addition, you state that you make this general reserve based on practice in the microfinance industry and recent loss experience. Please revise the disclosures or advise as applicable.

We have revised the circular to reflect that 5% is the general practice for a reserve, but we watch the loan portfolio carefully and make adjustments as necessary.

Fair Value of Financial Instruments, page 10

13. You disclose that fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Please expand the financial statements to provide this note.

Revised accordingly in Audited 2014-2015 Financial Statements.

Note 4 – Loan Receivables, page 11

14.	Please expand the note to provide the disclosures required by ASC 310-10-50-7 for nonaccrual and past due loans.

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Revised accordingly in Audited 2014-2015 Financial Statements.

15.	Please expand the note to provide the disclosures required by ASC 310-10-50-14A (b) and 15 for impaired loans, as applicable.

Revised accordingly in Audited 2014-2015 Financial Statements.

16.	Please expand the note to provide the disclosures required by ASC 310-10-50-29 and 30 regarding credit quality information.

Revised accordingly in Audited 2014-2015 Financial Statements.

Note 5 – Allowance of Loan Losses, page 12

17. Please expand the note to provide the disclosures required by ASC 310-10-50-11B (g) and (h) for the allowance for loan losses related to loans. Please refer to the table appearing in ASC 310-10-55-7 for guidance.

Revised accordingly in Audited 2014-2015 Financial Statements. We consider the note to be self-explanatory. As stated in the revised circular, 5% is the general practice, but we watch the loan portfolio carefully and make adjustments as necessary.

Note 7 – Other Assets, page 13

18. You capitalized promotion and publicity expenses and bonuses. Please tell us the nature of these expenses and cite the applicable accounting literature that allows you to capitalize and amortize these expenses over a two year period.

We capitalized expenses related to the filing of the two previous offering circulars under Regulation A, such as improvement of the software to manage offering proceeds, the improvement of the web page and also promotions. This practice was used for the past two qualified offerings.

Recently Issued Accounting Standards

19. Please expand the notes to the financial statements to address recent accounting standards. In addition, disclose your accounting policy for applying new or recently issued accounting standards. Please refer to Part F/S (a) General Rules (3) of Form 1-A for guidance.

Revised accordingly in Audited 2014-2015 Financial Statements. We have not requested an extension of time to comply with new or recently issued accounting standards. As stated in the updated Audited 2014-2015 Financial Statements dated December 15, 2016, our auditors opine that they are in accordance with accounting principles generally accepted in the United States of America.

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Form 1-A: Part III – Exhibits

Item 16 – Index to Exhibits

20. We note that you have not provided an exhibits index. Please provide an exhibits index as required by Item 16 of Form 1-A. In addition, please make sure to specifically incorporate those items required by Item 17 of Form 1-A that you have previously filed including, for example, the articles of organization and operating agreement of Our MicroLending, LLC, which were filed under Item 17(2) of Form 1-A (File No. 024- 10286) with the Commission on November 19, 2010, and the Community Development Financial Institutions Fund Assistance Agreement, filed under Item 17(6), as disclosed on the same registration statement. Finally, please specifically file as exhibits the following documents:

● Item 17(6) – Material Contracts o the Community Development Financial Institutions Fund Assistance Agreement for 2015;o all CDBG Block Awards of Miami-Dade County; and

● Item 17(12) – Legal Opinion.

Please refer to General Instruction III, Item 16, and Item 17 of Form 1-A for guidance. Item 17(11)

We have attached an Exhibit List and requested exhibits to the Offering Circular.

21. Please file a signed and dated consent from your independent registered public accounting firm.

Attached to Offering Circular.

Signatures

22. Please revise to include the signature information required by Form 1-A. If necessary, please file any power of attorney pursuant to which someone is signatory to this offering. Please refer to Item 17(10) of Form 1-A for guidance.

Attached to Offering Circular.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

● should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to Offering Circular.

Sincerely,

/s/ Brian Recor, Esq.

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